United States Securities and Exchange Commission Washington, D.C. 20549

Notice of Exempt Solicitation

Pursuant to Rule Rule 14a-6(g)

Name of the Registrant: Amazon.com, Inc.

Name of persons relying on exemption: Investor Advocates for Social Justice

Address of persons relying on exemption: Investor Advocates for Social Justice, 40 S Fullerton Ave. Montclair, NJ 07042

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934. In accordance with Rule 14a-6(g)(1)m, submission is required of this filer under the terms of the Rule because the signatories of the attached statement own beneficially securities of the class which is the subject of the solicitation with a market value of over $5 million. This is not a solicitation of authority to vote your proxy, nor does the information contained within constitute investment advice. Please DO NOT send your proxy card; the filer is not able to vote your proxies, nor does this communication contemplate such an event.

Attachment (below): Statement of Intention to Vote AGAINST directors Rubinstein, Gorelick, Ng, and Stonesifer

Intention to Vote AGAINST directors Rubinstein, Gorelick, Ng, and Stonesifer

We, the undersigned Amazon.com Inc. (“Amazon”) investors representing approximately $7,057,750,048.89 in assets under management or advisement and $70,235,554.66 in Amazon company stock, are announcing our intention to vote AGAINST Amazon directors Jonathan Rubinstein, Jamie Gorelick, Andrew Ng, and Patricia Stonesifer, current and former members of the Board’s Nominations and Corporate Governance Committee, which is charged with “[overseeing] the Company’s corporate governance initiatives”.1

We are voting against these four directors for the company’s decision this year to unilaterally exclude three new shareholder proposals, including a shareholder proposal on alignment between Amazon’s sale and deployment of AI and related technologies with its Responsible AI Approach. In particular, this proposal was filed by over 30 shareholders and highlighted serious concerns about “rights-violating applications of [Amazon’s] AI and related technologies,” including:

●	Amazon’s $1.2 billion cloud computing contract with Israel - Project Nimbus - which has been used by Israel in its attacks on Palestinians, actions prominent human rights organizations have classified as genocide;[2] and
●	Amazon’s AI and related technologies, enabling the US’ expansive immigration crackdown, in which US Department of Homeland Security agencies have been accused of arbitrary detentions, silencing free speech, and violating rights to privacy, nondiscrimination, asylum protections, due process, and other human rights.[3]

We believe Amazon has opportunistically taken advantage of the SEC’s November decision to no longer weigh in on the majority of company “no action” requests by unilaterally excluding this and other shareholder proposals that should have been brought to a vote before the companies’ shareholders. Moreover, we believe the Board has failed to meaningfully engage shareholder proponents,4 respond constructively to votes, or refresh the committee overseeing its governance practices.

1 On page 20 of Amazon’s 2026 Proxy Statement, Ms. Stonesifer is listed as a “current” member of the Leadership Development and Compensation Committee, and Mr. Ng as a member of the Nom and Gov Committee. It is unclear whether changes to the Nom and Gov Committee’s membership took place before or after the January 30th and February 5th, 2026 no action requests, so the “vote no” effort places the responsibility on both Directors Stonesifer and Ng. We are unable to find any public announcements regarding announcing these changes.

2 https://www.un.org/unispal/wp-content/uploads/2025/09/a-hrc-60-crp-3.pdf; https://www.hrw.org/report/2024/12/19/extermination-and-acts-genocide/israel-deliberately-depriving-palestinians-gaza; https://www.amnesty.org/en/documents/mde15/8668/2024/en/; https://www.btselem.org/sites/default/files/publications/202507_our_genocide_eng.pdf; https://www.un.org/unispal/document/a-hrc-59-23-from-economy-of-occupation-to-economy-of-genocide-report-special-rapporteur-francesca-albanese-palestine-2025/

3 https://rfkhumanrights.org/wp-content/uploads/2025/04/FINAL-UPR-Imm.-Coalition-Submission_4.7.25.pdf; https://www.youtube.com/watch?v=5zJpvgzxnwg&t=6s

4 For example, following Amazon’s unilateral decision to exclude the Responsible AI proposal, the Proponent requested meaningful dialogue with the company to discuss the underlying concerns. Amazon offered to meet with the Proponent, but said it would be “impossible” to discuss the underlying issues and it would only attend in “listen-only” mode. The Proponent believes Amazon’s proposed meeting would neither be meaningful nor dialogue and responded that it was “unable to accept [Amazon’s] offer unless and until there is an opportunity for meaningful and constructive dialogue between Amazon and shareholders.”

Therefore, we are voting against directors Rubinstein, Gorelick, Ng, and Stonesifer because we believe that refreshment of the Nominations and Corporate Governance Committee is long overdue, and would provide the Amazon Board with an opportunity to identify directors who appreciate meaningful shareholder engagement and could oversee meaningful changes to Amazon’s governance practices.

Sincerely,

Dominican Sisters of Springfield, IL

Friends Fiduciary Corporation

Northwest Coalition for Responsible Investment

United for Respect Education Fund

NorthStar Asset Management

Maryknoll Sisters

Laura Saunders

AJL Foundation

Ruth Lipscomb

Deborah Sagner

School Sisters of Notre Dame Collective

Investment Fund

PFC SpA Societa’ Benefit

Eliana Fishman

Zevin Asset Management

RIFF Foundation

Johanna Gelbspan

Congregation of the Sisters of St. Joseph of Peace

Obran Capital Advisors

Sisters of Charity of Leavenworth

Kate Schwartz

Figure 8 Investment Strategies

Missionary Oblates of Mary Immaculate

Claudia Maria Cellini Argosy Trust

Tess Fruge

Dr. Omer Chaudhary, MPC

Nosheen Ahmad

Omer Chaudhary & Nosheen Ahmad RESP

Omer Chaudhary

Jon Norstog